WOODSIDE

RECEIVED
2005 AUG 29 P 6:

18 August 2005

05010789

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside Board retirements and new appointments, lodged with the Australian Stock Exchange on 16 August 2005;
- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 16 August 2005;
- Underlying profit increased in First-Half 2005, lodged with the Australian Stock Exchanged on 17 August 2005;
- Half-Yearly Report 30 June 2005, lodged with the Australian Stock Exchanged on 17 August 2005;
- Appendix 4D, lodged with the Australian Stock Exchanged on 17 August 2005;
- 2005 Half-Year Results Presentation, lodged with the Australian Stock Exchanged on 17 August 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

dlw 8/30

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 16 AUGUST 2005
8:15AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE BOARD RETIREMENTS AND NEW APPOINTMENTS

Woodside Petroleum Ltd. Chairman Charles Goode said today that "two long-serving Directors will be retiring over the next nine months".

Dr John Rose will retire from the Board with effect from 12 September 2005, and Mr Rory Argyle will retire from the Board following the Company's Annual General Meeting in April next year.

"With his retirement next month, it is appropriate at this time to thank Dr Rose for his considerable contribution over 15 years," Mr Goode said.

"Woodside has benefited enormously from Dr Rose's skills and dedication since he joined the Board in 1990."

Dr Rose was appointed to the Board in December 1990 and is Chairman of the Board's Human Resources and Compensation Committee and a member of the Governance and Nominations Committee. He had previously chaired the Health, Safety and Environment Committee and was a member of the Audit Committee.

Mr Goode announced two appointments – Dr Ashton Calvert AC and Mr David McEvoy – to the Woodside Board with effect from 1 September this year. Dr Calvert and Mr McEvoy will serve as independent non-executive directors.

Dr Calvert retired in January 2005 as Secretary of the Department of Foreign Affairs and Trade of the Australian Government. He served as the Australian Ambassador to Japan between December 1993 and March 1998 and was a senior adviser in the Office of the Prime Minister from December 1991 until October 1993. Dr Calvert has previously held board positions with the Australian Trade Commission, the Export Finance and Insurance Corporation and the Australian Strategic Policy Institute. He was appointed a director of Rio Tinto Plc and Rio Tinto Limited in February 2005.

Mr McEvoy had a 34-year career with ExxonMobil involving extensive international exploration and development experience. He was General Manager, Exploration for Esso Australia 1985-1989; Vice President, Exploration and Development for Esso Resources Canada 1989-1992; ExxonMobil Regional Vice President, Far East and Americas 1992-1997; and ExxonMobil Vice President, Business Development 1997-2002. He is a director of Innamincka Petroleum Limited and Po Valley Energy Limited.

Images of Dr Calvert and Mr McEvoy are available at:
http://www.woodside.com.au/Profile/Board.htm

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 16 AUGUST 2005
10.40AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty. Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 9 August 2005.

PSC Area A: Sotto-1 ST1 Exploration Well

The '*Stena Tay*' drill rig drilled the Sotto-1 well to a depth of 1,353 metres. Due to operational difficulties it was necessary to sidetrack the well, and at midnight on 15 August 2005, preparations were underway to drill the Sotto-1 ST1 sidetrack to a planned total depth of 3,350 metres.

Chinguetti Development Wells

The '*West Navigator*' drillship continues to perform completion work on Chinguetti Development wells. Woodside does not plan to issue regular announcements regarding operations on Chinguetti development wells, but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of Sotto-1, the Chinguetti Oil Field and the Tiof and Banda discoveries are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%


18°W
17°W
16°W
Location Map
MAURITANIA PSC BLOCK 7
Pelican-1
19°N
Thon-1
MAURITANIA PSC AREA C6
MAURITANIA PSC AREA B
Pouné-1
Espadon
Nouakchott
Tiof
18°N
Merou-1
Chinguetti
Joint Venture
Tevét
Banda
Courbine-1
Chinguetti
Field
Capitaine-1A
Sotto-1
Chinguetti
Exploitation
Perimeter
Mauritania
2000m
1000m
200m
100m
50m
Colin
MAURITANIA PSC AREA A
17°N
Dorade-1
N
W
E
S
MAURITANIA PSC AREA C2
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W
Dev/18Nov04/rev.08Aug.05/ DRIMS# 1400255-v2

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE

	1H 2005 A$M[1] AIFRS[2]	1H 2004 A$M[1] AIFRS[2]	Variance %
Production volume (MMboe)	29.9	28.5	4.9
Sales volume (MMboe)	30.0	27.9	7.5
Oil & Gas Revenues	1,231.9	946.3	30.2
Unrealised foreign exchange gains/(losses)[3]	5.7	89.9	n.m. [8]
EBITDAX [4]	885.9	824.5	7.5
Exploration expensed	(104.8)	(99.7)	(5.1)
EBIT [5]	656.2	582.2	12.7
NPAT before embedded derivatives & significant items	**448.5**	**374.8**	**19.7**
Unrealised gains on embedded derivatives [6]	63.7	-	n.m. [8]
Significant Item - Enfield divestment	-	373.7	n.m. [8]
Reported Profit (after embedded derivatives & significant items)	**512.2**	**748.5**	**(31.6)**
Interim dividend (c.p.s)	35.0	27.0	29.6
Net Operating Cash Flow	672.7	651.8	3.2
Gearing (%) [7]	12.2	12.2	-
Long term debt (US$M)	800.0	800.0	-
Cash and cash equivalent	617.1	811.0	(23.9)

(1) All amounts are in A$M unless otherwise stated.
(2) The 2005 results comply with the Australian Equivalents to the International Financial Reporting Standards (AIFRS). The 2004 comparative results have been restated to comply with AIFRS.
(3) *Excludes foreign exchange impacts on revenue.*
(4) EBITDAX = earnings before interest, tax, depreciation, amortisation and exploration (before embedded derivatives and significant items).
(5) EBIT = earnings before interest and tax, (before embedded derivatives and significant items)
(6) From 1 Jan 2005 Woodside recognizes the value of derivatives embedded within its sales contracts. Movements in the value of these embedded derivatives are recorded in the income statement as unrealized earnings (or losses) and can create additional volatility in reported results. The value of embedded derivatives are affected by changes in commodity prices and the A$ - US$ exchange rate.
(7) Gearing = (net debt) divided by (net debt + equity). 2004 restated.
(8) n.m. = not meaningful.

PRODUCTION AND SALES

Woodside's production for 1H 2005 was 29.9 million barrels of oil equivalent (MMboe), 4.9% higher than the 28.6 MMboe of the previous corresponding period. NWS Venture LNG production was up 44.2% on the previous corresponding period, with LNG Train 4 contributing additional production during the six-month reporting period, following its start-up in September 2004.

LPG production was up 4.6% with the overall higher plant throughput while NWS Venture oil was up 8.0% with contributions from new infill wells, Wanaea-8 and Lambert-6. Volumes were also assisted by the startup of oil production at Mutineer-Exeter on 29 March 2005.

As expected, natural field decline at the Laminaria-Corallina and Legendre oil fields continued. Woodside has acquired an additional 16.7% interest in the Laminaria-Corallina production licence AC/L5 and associated exploration acreage which has assisted production allocation.

First half 2005 sales volume of 30.0 MMboe was 7.5% higher than the 27.9 MMboe sold in 1H 2004.

DIVIDEND

A total interim dividend of 35 cents per share fully franked will be paid on 23 September 2005 to all shareholders registered at 2 September 2005. This compares with a total interim dividend in the 2004

corresponding period of 27 cents per share fully franked. The dividend represents a payout ratio of 52% on first-half reported profits (before embedded derivatives and significant items).

SENIOR MANAGEMENT CHANGES

In February 2005, the company appointed Ross Carroll as Chief Financial Officer. Mr Carroll, a finance executive with 18 years experience in the resources industry, took up his position on 21 March 2005.

1ST HALF 2005 SIGNIFICANT EVENTS AND ACHIEVEMENTS

CORPORATE

- **Safety performance** improved by 21% with a total recordable case frequency of 4.5 for every one million hours worked, down from the 5.7 recorded in the corresponding first half of 2004.

- **Australian Equivalents of International Financial Reporting Standards (AIFRS)** were adopted on 1 January 2005. The impact on total equity as at 1 January 2005, was an overall reduction of $189.2 million. There is no impact on the underlying cash flows of the Group and no impact on the Group's loan covenants. The introduction of AIFRS will however introduce an increased level of volatility to future reported earnings. This could result from the future revaluation of embedded derivatives and exposure to unhedged foreign denominated debt.

  Two domestic gas sales contracts have been identified as containing embedded derivatives. These contracts contain pricing mechanisms (a linkage to certain commodity prices) not usually present in sales contracts in the Western Australian domestic gas market. Therefore, the pricing elements of these contracts, which change the nature of the contract's risk, are separately recorded at fair value with movements reported in the income statement. All other sales contracts, including export LNG, contain pricing mechanisms which are considered usual in their respective markets and therefore are determined not to contain embedded derivatives.

AUSTRALIA

- **NWS LNG expansion.** The A$2 billion NWS Venture Phase V Expansion project was approved. The project includes construction of a fifth LNG train, associated infrastructure and a second loading jetty. Site works commenced in August 2005 and commissioning is due to start around mid-2008 with first LNG cargoes planned for Q4 2008.

- **China LNG supply.** All conditions precedent in the gas sales agreement with the Guangdong Dapeng LNG Company have now been satisfied and the integration of China National Offshore Oil Corporation (CNOOC) into the NWS Venture under the China LNG (CLNG) joint venture continues to plan. In Q2 2006 CLNG is scheduled to supply first LNG to Guangdong in China. CNOOC holds a 25% interest in the CLNG venture with each existing NWS Venture participant holding 12.5%.

- **First Mutineer-Exeter oil production.** The Mutineer-Exeter oil project started production on 29 March 2005, contributing 537,654 barrels of crude oil to the company's 1H 2005 production total.

- **Laminaria-Corallina oil project.** After purchasing part of Shell's interests in March 2005, Woodside owns 66.67% of the Corallina field and the *'Northern Endeavour'* Floating Production and Storage Offtake (FPSO) vessel as well as a 59.9% interest in the Laminaria field, which is unitised over production licences AC/L5 and WA-18-L.

- **Otway gas project.** The Phase 1 budget of A$810 million for the Otway gas project over the Thylacine and Geographe gas fields remains within budget and on schedule for a mid-2006 start-up. Earthworks for the onshore gas plant are complete and fabrication of the production platform is progressing on schedule.

- **Enfield oil project.** The A$1.48 billion Enfield oil project remains within budget and on schedule for start-up in Q4 2006. The *'Nganhurra'* FPSO vessel was successfully launched in Korea in April 2005 and is due for delivery in mid-2006.

- The **Pluto gas discovery** was made in Q1 2005 and is being appraised in 2H 2005. Preliminary results indicate that the structure may contain a significant volume of gas and options to rapidly develop it for LNG markets are being investigated.

- **Browse gas development.** Drilling of the Brecknock-2 appraisal well began in July 2005. The joint venture is planning to drill a further two appraisals (Calliance-1 and Brecknock-3) and acquire 3D seismic surveys for more comprehensive definition. Pre-feasibility development studies are continuing, including options for offshore and onshore facilities, together with site selection studies for an onshore gas processing plant.

- **Sunrise gas project**. Woodside awaits agreement between the Timor-Leste and Australian governments which will conclude arrangements over maritime borders, revenue sharing and the International Unitisation Agreement. The Sunrise joint venturers also require an agreement on fiscal stability.

AFRICA

- **Chinguetti oil project.** The project remains on schedule for start-up in Q1 2006. Good progress has been achieved on the drilling and completion program. Phase 1 project costs could be in the order of 10% higher than budget, largely due to changes in the scope of drilling operations.

- The **Mauritanian joint venture** will drill three exploration wells (Sotto, Colin and Espadon) in 2H 2005.

- **African exploration.** Offshore acreage was won in Libya's EPSA IV round one (Blocks 35, 36, 52 and 53 - 55%) and in Liberia's first offshore licensing round (Block 15 - 100%). Seismic acquisition continued in Libya's onshore Sirte and Murzuq basins while the Atar 3D seismic survey in Mauritania and the Pomboo 2D seismic survey in Kenya were completed.

USA – Gulf of Mexico

- **Neptune oil and gas project** (Atwater Valley, Woodside 20%) was granted final investment approval in mid-2005 with first production expected from late 2007. The **Midway** gas project (Brazos Area, Woodside 50%) is expected to start production in 2H 2005 via tieback to a nearby production facility.

- **In January 2005, an alliance was formed with Explore Enterprises** of Louisiana to jointly conduct exploration, acquisition, development and production activities in the GoM.

OUTLOOK

Production Target Lifted

Woodside's 1H 2005 production of 29.9 MMboe was 4.9% higher than the previous corresponding period.

Woodside has lifted its 2005 production target from around 56MMboe to at least 58 MMboe. The higher production target is a consequence of increased contributions from the NWS Venture, the start-up of the Mutineer-Exeter oil field and the increased equity in the Laminaria-Corallina oil project.

The NWS Venture is planning to drill an infill well on the Wanaea oil field which, if successful, could be online by year-end. The NWS Venture's oil production is also likely to increase with the planned reinstatement of Wanaea-1 and Wanaea-7 in Q4 2005. In addition, Laminaria oil production should receive a small increase when Laminaria-2 comes back online in Q1 2006.

This Announcement, Appendix 4D, Half-Yearly Report and the Investor Briefing presentation will be available on our website at www.woodside.com.au.

The Half Yearly Report will be mailed out to shareholders along with the interim dividend payment around 23 September, 2005.

WOODSIDE

WOODSIDE PETROLEUM LTD.

AND ITS CONTROLLED ENTITIES

A.B.N. 55 004 898 962

HALF-YEARLY REPORT

30 June 2005

DIRECTORS' REPORT
For the Half-Year Ended 30 June 2005

The Directors of Woodside Petroleum Ltd. present their Report and the consolidated Financial Report for the half-year ended 30 June 2005 as follows. The dollar figures are expressed in Australian currency unless otherwise stated.

a) FINANCIAL AND PRODUCTION PERFORMANCE

Financial Performance

The reported net profit after tax (NPAT) of $512.2 million for the first half (1H) 2005 is 31.6% lower than the $748.5 million for the corresponding period in 2004. However the 2004 result included an after tax significant item of $373.7 million which arose from the profit on the one-off sale of Woodside's 40% equity in the Enfield oil development and WA-271-P.

The reported NPAT of $512.2 million includes an unrealised gain on embedded derivatives of $63.7 million (after tax). Gains or losses on embedded derivatives within sales contracts are now recognised under AIFRS. Excluding this impact, the underlying 1H 2005 NPAT (pre embedded derivatives) is $448.5 million, 19.7% higher than the underlying 1H 2004 NPAT (pre significant items) of $374.8 million.

The overall improvement in profit was largely due to increased revenue from higher sales volumes and realised oil prices. Increases were partially offset by the stronger Australian dollar and the higher secondary taxes that resulted from higher revenues.

Revenues from oil and gas operations were $1,231.9 million, up 30.2% from $946.3 million in 1H 2004. With increased production, sales volumes were up 7.5%. During the period the US$ realised oil price increased to US$49.27/boe (up 40.6%), however increases in the average A$/US$ exchange rate to 0.773 (up 5.3%) partly offset the oil price benefits.

An interim dividend of 35 cents per share (cps) fully franked will be paid on 23 September 2005 to all shareholders registered at 2 September 2005 (2004: 27cps fully franked).

Expensed exploration and evaluation of $104.8 million was up 5.1% due to $27.8 million of prior period capitalised evaluation costs being written off following decisions relating to commerciality of capitalised exploration. This was offset by reduced general exploration activity compared to the previous corresponding period.

Depreciation and amortisation expense of $124.9 million was down 12.4% mainly due to lower units of production depreciation rates as a result of the upward revision of reserve bases on 1 January 2005.

Tax expense on operating profit before significant items decreased by $23.6 million to $228.0 million primarily due to lower foreign exploration expenditure. The effective tax rate of 30.8% (2004: 26.3%) is marginally higher given the relatively low tax impact on the prior period's significant item.

At June 2005, net debt was $459.0 million compared to $241.0 million as at 31 December 2004. Total outstanding debt stood at US$800 million, comprising three unsecured US dollar denominated bond issues. As of the reporting date, the Group had US$400 million undrawn borrowing capacity within its bilateral loan and a dual currency US$50 million revolving credit facility.

The Group has prepared its financial statements in accordance with AIFRS for the first time in this Half-Year Financial Report. Comparative figures have been adjusted accordingly.

At 1 January 2005 the impact on total equity is an overall reduction of $189.2 million. There is no impact on the underlying cash flows of the Group and no impact on the Group's loan covenants.

The introduction of AIFRS will however introduce an increased level of volatility to future reported earnings. This will result from the future revaluation of embedded derivatives contained within contracts and exposure to unhedged foreign denominated debt.

Two domestic gas sales contracts have been identified as containing embedded derivatives. These contracts contain pricing mechanisms (a linkage to certain commodity prices) not usually present in sales contracts in the Western Australian domestic gas market. Therefore, the pricing elements of these contracts which change the nature of the contract's risk are separately recorded at fair value with movements reported in the income statement. All other sales contracts, including export LNG, contain pricing mechanisms which are considered usual in their respective markets and therefore are deemed not to contain embedded derivatives.

Production Performance

Production of 29.9 million barrels of oil equivalent (MMboe) was 4.9% higher than the 28.5 MMboe for the previous corresponding period. This was due to:

- higher production for all North West Shelf products.
- lower oil production from the Laminaria-Corallina and Legendre projects (caused by natural field decline), partially offset by first production from the Mutineer-Exeter oil project from the end of March 2005.

In July 2005, Woodside revised the company's full year 2005 aspirational production target upward from 56 MMboe to at least 58 MMboe.

b) CORPORATE MATTERS

Management Changes

In February 2005, the company appointed Ross Carroll as Chief Financial Officer. Mr Carroll, a finance executive with 18 years experience in the resources industry, took up the position in late March 2005.

c) HEALTH, SAFETY AND ENVIRONMENT

Woodside's safety performance during the period improved with the company's Total Recordable Case Frequency (all injuries more serious than first aid cases, including lost time injuries) at 4.5 for each million hours worked. This was a 21% improvement on the rate of 5.7 recorded in the 1H 2004.

Health performance also showed improvement during the period, with Total Recordable Occupational Illness Frequency (based on severity higher than first aid cases) at 0.5 for each million hours worked. We seek to improve our health performance by continuing to increase awareness of health risks and implementing targeted risk programs.

Woodside had 13 reportable environmental incidents to the end of June 2005, compared to 3 in the corresponding period in 2004. Of the 13 incidents, 7 were temporary exceedances of oil-in-water limits. Regrettably, there were 5 reportable oil spills including a leak caused by a flowline fault at the Laminaria field in the Timor Sea in January 2005. An investigation of the cause of the leak was instigated and the affected well has remained shut-in until remedial action can be taken, which is expected in early 2006.

DIRECTORS' REPORT
For the Half-Year Ended 30 June 2005

In April 2005, Woodside released its inaugural Health, Safety and Environment Report which is available on Woodside's website.

d) FINANCIAL RISK MANAGEMENT

Woodside's management of financial risk is aimed at assisting the Company to ensure net cash flows are sufficient to:

- meet all its financial commitments as and when they fall due;
- maintain the capacity to fund its forecast project development and exploration strategy;
- continue to pay dividends; and
- sustain financial ratios which maintain an investment grade credit rating.

Woodside continually monitors and tests its forecast financial position against these criteria and in general will undertake hedging activity only when neccessary to ensure these objectives will be met. There are other circumstances which may result in hedging activities such as the purchase of reserves or underpinning the economics of a new project.

Hedging Impact

The statement of financial performance for first-half 2005 includes a $1.3 million after tax loss on oil price hedging settlements and $0.5 million after tax gains from foreign exchange hedging settlements. This compares with oil price hedging costs of $25.4 million after tax and foreign exchange hedging gains of $11.4 million after tax in first-half 2004.

The implementation of AIFRS has resulted in a $15.8 million after tax gain from foreign exchange hedging settlements being taken to equity as at 31 December 2004 rather than being realised in the statement of financial performance during 2005.

Hedging Position

The 30 June 2005 hedge positions outlined below will impact on Woodside's future reported financial performance in line with the settlement of the hedge and recognition of the underlying hedged item in the relevant future periods.

Currency

As at 30 June 2005, US$ 33 million was hedged using forward exchange contracts with varying maturities out to April 2006 at an average rate of 0.5164 and a mark-to-market valuation gain of $ 20.3 million, compared to a gain of $ 40.1 million at 30 June 2004.

Interest Rate Management

Woodside maintains a diversified funding portfolio with the objectives of spreading its borrowing, maintaining a spread of maturities, and achieving a balance between fixed and floating rate debt liabilities. This balance is achieved through the issue of fixed and floating rate debt and, where appropriate, the use of derivative instruments which consist of primarily fixed-to-floating rate swaps.

e) PRODUCTION AND SALES (Woodside's share unless otherwise stated)

Domestic Gas and LNG

Production and sales volumes of domestic gas for the Western Australian market in 1H 2005 were in line with 1H 2004 volumes. Woodside's share during the period averaged 292 terajoules per day (Tj/d) (1H 2004: 293 Tj/d).

LNG production volume for 1H 2005 totalled 951,203 tonnes (1H 2004: 659,754 tonnes). The 44.2% increase was largely due to the LNG Train 4 start-up in the third quarter of 2004. Sales volume also lifted significantly to 954,691 tonnes, up 50.1% from 636,092 tonnes 1H 2004.

The NWS Venture delivered 99 LNG cargoes in 1H 2005, including 3 spot cargoes, a 47.8% increase on the 67 cargoes delivered in 1H 2004.

Woodside's share of domestic gas and LNG sales revenue during this period totalled $436.6 million, a 37.7% increase on the $317.0 million received for the corresponding 2004 period.

Condensate

Woodside's condensate production from the NWS Venture in 1H 2005 was 6.4% lower at 4,307,122 barrels (1H 2004: 4,603,750 barrels). The reduction was due to the planned cessation of reinjection compression at the Goodwyn platform in June 2004. Woodside's condensate sales volume for the period was also 6.4% lower at 4,353,472 barrels (1H 2004: 4,648,900 barrels). Despite lower condensate production, the company's condensate revenue during the period was 35.3% higher at $294.6 million due to higher product prices (1H 2004: $217.7 million).

The Ohanet joint venture received its full revenue entitlement of $20.8 million for the six months to June 2005, which equates to 671,265 barrels of condensate at US$24/bbl oil[1]. This compares with the $24.6 million and 728,244 barrels reported for 1H 2004.

Crude Oil

Woodside's NWS Venture crude oil production volumes in 1H 2005 lifted by 8.0% to 3,105,752 barrels, compared with 2,876,569 barrels in 1H 2004, due to the tie-in of Wanaea-8 and Lambert-6 infill wells in December 2004. Crude oil sales volume for the period was 8.1% higher at 3,147,346 barrels, (1H 2004: 2,910,656 barrels). Woodside's revenue during this period increased by 44.0% to $209.2 million (1H 2004: $145.3 million) reflecting higher volumes and product prices.

Woodside's Laminaria-Corallina crude oil production for the reporting period totalled 2,160,579 barrels (1H 2004: 3,102,044 barrels). This 30.3% decrease, due to natural field decline and to a number of Laminaria wells being off-line during the period, was partially offset by the additional 16.67% interest in production licence AC/L5 acquired from Shell in March 2005. All wells are now in production with the exception of Laminaria-2, which is expected to resume production in early 2006.

Laminaria-Corallina crude oil sales volume for 1H 2005 totalled 2,179,322 barrels, 21.8% lower than the 2,787,338 barrels for 1H 2004. Higher oil prices offset the volume decrease, resulting in revenue for the period of $127.6 million which was in line with the contribution of $127.4 million in 1H 2004.

Legendre oil production in 1H 2005 was 1,052,848 barrels. This was down 37.0% from 1,672,446 barrels in 1H 2004 due to natural reservoir decline and a planned maintenance shutdown in May 2005. Woodside's Legendre crude sales during the period were 37.6% lower at 979,886 barrels (1H 2004: 1,570,248) and revenue was down 14.6% to $65.4 million (1H 2004: $76.6 million).

The Mutineer-Exeter oil project started production on 29 March 2005, producing 537,654 barrels of crude oil to 30 June 2005 through the FPSO vessel '*MODEC Venture 11*'. Woodside's Mutineer-Exeter crude sales during the period were 478,726 barrels, contributing revenue of $30.5 million in 1H 2005.

[1] Derived volumes calculated using a 10 year long-term average oil price (currently budgeted by Woodside at US$24/bbl pre-tax)

LPG

Woodside's share of NWS Venture LPG production in 1H 2005 was 65,431 tonnes, up 4.6% compared with 62,539 tonnes in 1H 2004. This increase was due to the start of dual trunkline operations and LNG Train 4 from Q3 2004. Woodside's LPG sales volume during the period was 11.0% higher at 68,110 tonnes (1H 2004: 61,361 tonnes). Sales volume increases combined with higher product prices lifted LPG sales revenue by 52.1% to $33.3 million compared to $21.9 million in 1H 2004.

The Ohanet joint venture received its full revenue entitlement of $13.9 million for 1H 2005, which equates to 54,657 tonnes of LPG at US$24/bbl oil. This compares with the $15.8 million and 57,316 tonnes that was reported for 1H 2004.

f) REVIEW OF OPERATIONS

AUSTRALIA and the TIMOR SEA

North West Shelf Venture

- Domgas

  Domgas demand was impacted by the ongoing suspension of BHP Billiton's (BHPB) Hot Briquette Iron (HBI) plant in Western Australia but lifted in the second quarter due to strong customer demand. BHPB is expected to make a decision on the plant's future in 2H 2005.

- LNG Train 4

  Two successful shutdowns of LNG Train 4 were completed during the period. The work was done to eliminate an internal leak on the main cryogenic heat exchanger. No further shutdowns are planned for LNG Train 4 in 2005.

- Phase V LNG Expansion Project

  Final investment approval for the $2 billion expansion of the NWS Venture's onshore LNG facilities at its Karratha plant in Western Australia was granted in June 2005. Following the expansion, the NWS Venture onshore gas plant will be one of the largest LNG complexes in the Asia-Pacific region.

  The Phase V LNG Expansion Project includes construction of a fifth LNG train, associated infrastructure and a second loading jetty. The new train will process an additional 4.2 million tonnes of LNG a year and increase the plant's capacity to 15.9 million tonnes a year.

  In June 2005, Woodside awarded the engineering, procurement and construction management contract to the Foster Wheeler Worley joint venture. Engineering and procurement activities are progressing according to plan. Site works commenced in August 2005 and commissioning is due to start around mid-2008, with first LNG cargoes planned for Q4 2008.

- China LNG Supply

  All conditions precedent in the gas sales agreement with the Guangdong Dapeng LNG Company have now been satisfied and the integration of China National Offshore Oil Corporation (CNNOC) into the NWS Venture under the China LNG (CLNG) joint venture continues to plan. In Q2 2006 CLNG is scheduled to supply first LNG to Guangdong in China. CNOOC holds a 25% interest in the CLNG venture with each existing NWS venture participant holding 12.5%.

  Construction of the LNG receiving terminal at Dapeng (Guangdong) is well underway. Terminal and end-user projects are progressing and are expected to be ready for commercial start-up in June 2006.

- Wanaea-Cossack Lambert-Hermes Oil

  The Wanaea-Cossack Lambert-Hermes gas lift project, designed to enhance production from existing assets, is underway and on schedule. In addition, the NWS Venture is planning to drill in-fill wells on the Wanaea-Cossack Lambert-Hermes oil complex in 2H 2005 and 2006. The venture anticipates the Wanaea South well will be drilled in December 2005 and, dependent on appraisal drilling, will be followed by the Cossack South well in mid-2006.

- Goodwyn Low-Pressure Train

  Work continues on significant modifications to process train *T200* and utility systems onboard the Goodwyn platform to operate *T200* at low pressure. The modifications will allow Goodwyn reserves to be produced at a lower system pressure, enabling higher reserves recovery. The project's start-up timing has been revised to 2H 2006 due to the limitations of performing modifications while the platform maintains live operations. All fabrication work is now complete and offshore construction works are approximately 80% complete.

- Perseus-over-Goodwyn Gas Project

  This project aims to further develop the Perseus field to enable full utilisation of the Goodwyn platform's capacity as it becomes available. Engineering and procurement activities are progressing well and the project is within budget and on schedule for a 1H 2007 start-up. The first shipment of corrosion resistant alloy line pipe has been loaded for shipment to the pipe coating yard in Indonesia. The topsides preparatory tie-in work has been successfully completed during the scheduled Goodwyn platform shutdown in June 2005.

- Perseus-1B Gas Project

  The Perseus-1B gas project involves the development of the Perseus gas/condensate field from the North Rankin platform via three additional platform wells. Gas production is planned from the first of these wells in Q2 2006, with reliable gas from the third well scheduled for Q4 2006.

- Angel Gas Field Development

  The project received environmental approval from the Department of Environment and Heritage and is progressing to schedule for final project approval in Q4 2005. Contracts have been awarded for critical long lead equipment and tenders have been called for the topsides installation contract. Gas production from the Angel field is expected to start in Q4 2008.

Laminaria-Corallina Oil Project

AC/L5 and WA-18-L – Woodside 59.9% and 66.67% respectively, Operator

In March 2005, Woodside announced the consolidation of its ownership of a key asset with the purchase an additional 16.67% interest in production licence AC/L5, which covers most of the Laminaria-Corallina project, from Shell Development (Australia) Pty Ltd.

DIRECTORS' REPORT
For the Half-Year Ended 30 June 2005

The US$93.3 million transaction had an effective date of 1 July 2004 with the amount paid being reduced by US$4.3 million after adjustments for working capital, cash flow movements and interest. The acquisition was recognised in the financial statements on 11 March 2005 (signing date).

This acquisition also delivered Woodside an additional 16.67% interest in the FPSO vessel, *'Northern Endeavour'*. Paladin Oil & Gas (Australia) Pty Ltd, the other participant in the Laminaria-Corallina project, purchased Shell's remaining interests in AC/L5 and its 15% interest in the adjacent exploration permit AC/P8.

Following the purchase, Woodside owns 66.67% of the Corallina field and the *'Northern Endeavour'* as well as a 59.9% interest in the Laminaria field, which is unitised over production licences AC/L5 and WA-18-L. Paladin holds the remaining 33.33% of both the Corallina field and *'Northern Endeavour'* and the remaining 40.1% of the unitised Laminaria field.

Enfield Oil Project

WA-28-L – Woodside 60%, Operator

The Enfield oil project will include five production wells, six water injection wells and two gas injection wells with flowlines to a disconnectable FPSO vessel. The drilling rig, *'Jack Bates'*, commenced development drilling in February 2005 and is currently batch drilling and completing the horizontal reservoir sections. Preparation for the next phase, installation of the subsea trees and well clean-up, is underway.

The FPSO vessel *'Nganhurra'*, which is due for delivery in mid-2006, was successfully launched at Samsung Heavy Industries' fabrication yard in Korea on 2 April 2005 and fabrication of topside process modules is progressing to schedule. The project remains within budget and on schedule to meet a Q4 2006 start-up.

Mutineer-Exeter Oil Project

WA-191-P – Woodside 8.2%

Mutineer-Exeter production started on 29 March 2005 and averaged about 72,000 barrels per day (100% terms) in Q2 2005, including the ramp-up period associated with start-up activities. Once steady operations were achieved, average rates of about 80,000 to 90,000 barrels per day were recorded. Production is expected to decline during 2H 2005 as water cut increases, at which time submersible pumps will be used to optimise the reservoir performance.

Otway Gas Project

T/30P, VIC/P43, T/L2, VIC/L23 – Woodside 51.55%, Operator

The Otway gas project over the Thylacine and Geographe gas fields remains within budget and on schedule for a mid-2006 start-up. Work is progressing on the onshore gas plant with earthworks now complete, civil works are well advanced and the erection of structural steel work is underway.

Line pipe coating is nearing completion and the first consignment has arrived in Portland, Victoria. The pipelay vessel is scheduled to arrive at site in late October 2005. Fabrication of the production platform is progressing on schedule for an August 2005 load-out.

Blacktip Gas Project

WA-279-P, WA-313-P, WA-34-R, NT/P57 – Woodside 53.85%, 50%, 35%, 66.7% respectively, Operator

In June 2005, the Blacktip joint venturers received notice from Alcan Gove Pty Ltd terminating the gas sales agreement between the parties. Alcan and the Blacktip joint venturers had entered a conditional agreement in November 2004 on the sale and purchase of 800 petajoules of gas from WA-279-P over a period of about 20 years from 2007. Following the cessation of the Alcan deal, other options are being assessed.

Kipper Gas Fields

VIC/RL 2 – Woodside 30%

In June 2005, the Kipper project participants signed Memoranda of Understanding (MOUs) to develop the Kipper gas fields in Bass Strait. Under the MOUs, project participants agreed on the key terms and conditions to unitise the Kipper field and to process gas through Esso and BHP Billiton's infrastructure and facilities in Gippsland. Post unitisation, Woodside holds a 21% interest in the development. Esso Australia Resources will be the operator of the development. Front-end engineering and design is expected to start in 1H 2006 and first gas is planned for 2009.

Pluto Gas Development

WA-350-P– Woodside 100%, Operator

The Pluto gas discovery was made in Q1 2005 and is being appraised in 2H 2005. Preliminary results indicate that the structure may contain a significant volume of gas and options to rapidly develop it for LNG markets are being investigated.

Browse Gas Development

WA-30-R to WA-32-R, R/2 and TR/5; WA-28-R to WA-29-R and WA-275-P – Woodside 50% and 25% respectively, Operator

The *'Atwood Eagle'* commenced drilling the Brecknock-2 appraisal well in July 2005. The Calliance-1 and Brecknock-3 appraisals will be drilled and 3D seismic surveys acquired to more comprehensively define the substantial gas resource that is intended for LNG markets.

Woodside is progressing pre-feasibility development studies, including options for offshore and onshore facilities, and site selection studies for the location of an onshore gas processing plant in the West Kimberley in Western Australia. Subject to the outcome of these studies, the additional appraisal and customer negotiations, the first reliable LNG cargo could be delivered in 2011-2014 provided a final investment decision is made around 2008-2010.

Sunrise Gas Project

NT/RL2, NT/P55, JPDA 03-19 – Woodside 26.67%, 35.90%, 27.67% respectively, Operator

Woodside awaits agreement between the Timor-Leste and Australian governments which will conclude arrangements over maritime borders, revenue sharing and the International Unitisation Agreement. The Sunrise joint venturers also require an agreement on fiscal stability.

When fiscal stability has been assured, the joint venturers will be in a position to recommence activities on project design, economics and work on securing markets.

AFRICA

Algeria

- **Ohanet Operations**

  Woodside Energy (Algeria) Pty Ltd 15%

  Ohanet is run under a Risk Service Contract with Sonatrach (the Algerian national oil company). Under the terms of the contract, the participants receive a fixed rate of return based on product price and volume, limited to a maximum revenue entitlement.

  The Ohanet joint venture received its full revenue entitlement for 1H 2005.

Mauritania

- **Chinguetti Oil Project**

  PSC Area B Chinguetti Exploitation perimeter – Woodside Mauritania Pty Ltd 30.8%, WEL Mauritania B.V. 16.584%, Operator

  The Chinguetti oil project remains on schedule for first oil in Q1 2006. Good progress has been achieved on the drilling and completion activities with installation of the first subsea equipment already having commenced.

  The hull conversion is progressing to schedule in the Keppel Shipyard, Singapore and the turret mooring system was successfully installed on the '*Berge Helene*' FPSO in June 2005. Integration of the mooring system and process modules is underway. The project costs may be higher than budget, largely due to changes in the scope of drilling operations.

- **Tiof Oil Development**

  PSC Area B – Woodside Mauritania Pty Ltd 35%, WEL Mauritania B.V. 18.846%, Operator

  Appraisal and studies are continuing on the Tiof oil development opportunity with a feasibility review scheduled for September 2005. A decision on possible further appraisal activity will be made then.

UNITED STATES

- **Alliance with Explore Enterprises**

  In January 2005, Woodside Energy (USA) Inc. (Woodside USA) formed a five-year alliance with Explore Enterprises of Louisiana LLC (Explore) to jointly conduct exploration, acquisition, development and production activities in the Gulf of Mexico. The alliance provides Woodside USA with access to an established and experienced management team.

  For each project, excluding the Midway and Neptune projects, Woodside USA holds 95% of the alliance's combined interests while Explore will hold the remaining 5%. Explore's interest in each project will increase from 5% to 12.5% after Woodside USA has recovered the present value of its invested capital in those projects.

- **Neptune Oil and Gas Project**

  Woodside Energy (USA) Inc – 20%

  Development studies of the Neptune oil and gas field in the Atwater Foldbelt region of Central Gulf of Mexico continued during 1H 2005. Final investment approval for project development was granted in late June 2005.

  The project is expected to begin production in late 2007, initially through seven subsea wells tied to a stand-alone platform, with a design capacity to produce up to 50,000 barrels of oil per day and 50 million cubic feet of gas per day.

- **Midway Gas Project**

  Woodside Energy (USA) Inc – 50%

  Testing of the Midway exploration well, in the Gulf of Mexico on Brazos Area Block A39, was successfully completed in March 2005. The well produced at 10 million cubic feet of gas a day, constrained by a 13/64 inch choke, during a 17 hour flow test. Tieback to a nearby production facility is expected to be completed during 2H 2005.

- **Clearwater Port Development**

  Woodside USA ended its heads of agreement with Crystal Energy LLC for the development of a receiving terminal. While both companies will continue discussions over the supply of LNG to Clearwater Port, Woodside USA will consider the possible development of its own LNG receiving terminal off California.

g) EXPLORATION

AUSTRALIA and the TIMOR SEA

Woodside participated in eight exploration and appraisal wells during 1H 2005, of which five wells encountered hydrocarbons.

In the Carnarvon Basin, the Pluto-1 well (WA-350-P, Woodside 100%) intersected a gross gas column of approximately 209 metres. The Hurricane-1 well (WA-208-P, Woodside 34.03%) penetrated a gross gas column of 76 metres and commerciality is under review. The Plymouth-1 well (WA-27-L, Woodside 8.2%) was a dry hole.

In the Otway Basin, two exploration wells in VIC/P 37(v), (Woodside 62.5%) Halladale-1 DW1 (location Black Watch) and Halladale-1 DW2, each encountered gas. Halladale-1 DW1 intersected a gas bearing interval of 59 metres true vertical depth (TVD) before being plugged back and deviated to the north as Halladale-1 DW2. Halladale-1 DW2 also intersected gas, encountering a gross interval of 21 metre TVD. A third well, Halladale-1 DW3, was then deviated to the northeast as an appraisal well to establish aquifer pressures in the Waarre Formation, downflank from the Halladale gas accumulation.

The Falcone-1/1A well was drilled in WA-271-P (Woodside 60%) in the Exmouth sub-basin and encountered non-commercial hydrocarbons.

In Northern Australia, the Petalonia North-1 well was drilled in AC/P 8 (Woodside 66.67%) without encountering significant hydrocarbons.

Woodside increased its interest in the Timor Sea Production Licence AC/L 5 to 66.67% and the company was awarded the Capella Production Licence WA-30-L (Woodside 15.78%) in the Carnarvon basin.

AFRICA

- **Mauritania**

  Exploration activity focussed on maturing prospects for drilling in 2H 2005 and the completion of the Atar 3D seismic survey (~2,970 km^2) in PSC Area C6.

  In June 2005, Woodside Mauritania Pty Ltd announced that the first three exploration wells for its 2005 exploration drilling

sequence will target the Sotto and Colin prospects in PSC Area A and the Espadon prospect in PSC Area B.

- Libya

  Woodside Energy (NA) Ltd. (Woodside NA) is currently acquiring 2D and 3D seismic in the Sirte and Murzuq basins in onshore Libya.

  Woodside NA was a successful bidder in the Libya EPSA IV round one and was awarded four offshore blocks (Blocks 35, 36, 52 and 53). Woodside NA holds a 55% interest in these blocks and is operator.

- Kenya

  Acquisition of the Pomboo 2D seismic survey was completed in Q1 2005. Drilling of the first exploration well will now occur in 2006 due to the unavailability of a suitable deepwater rig in 2005. Woodside Energy Kenya Pty. Ltd. has increased its interest in Kenya Blocks L-5 and L-7 to 50%.

- Liberia

  In January 2005, Woodside West Africa Pty Ltd successfully bid for 100% of an offshore exploration block in Liberia. The area, known as Block 15, adjoins Blocks 16 and 17 which were won 100% by Repsol Exploracion SA in what was Liberia's first offshore licensing round.

  Repsol and Woodside West Africa each holds a 50% interest in two blocks immediately west of Liberia in neighbouring Sierra Leone (SL-6 and SL-7) and the two companies now have interests in five adjoining blocks across Sierra Leone and Liberia.

  Woodside West Africa's initial four-year work commitment includes geological and geophysical studies and the acquisition of 600km of 2D seismic and 1600km² of 3D seismic.

- Canary Islands

  The Royal Decree granting permits 1-9 has been partially annulled by the Supreme Court of Spain, which will have the effect of preventing the venture from conducting drilling operations in the permits. Discussions are ongoing with the appropriate authorities in an attempt to resolve this matter.

UNITED STATES

Woodside Energy (USA) Inc. gained interests in Garden Banks blocks 732/733 and 821/823 (Woodside 50%) and increased its interest in Alaminos Canyon blocks 73 and 117 (Woodside 25%). Mississippi Canyon block 449 and Walker Ridge blocks 37, 81 and 123 were relinquished during the period.

h) OUTLOOK

Production Target Lifted

Woodside has lifted its 2005 production target from around 56MMboe to at least 58MMboe. The higher production target is a consequence of increased contributions from the NWS Venture, the start-up of the Mutineer-Exeter oil field and the increased equity in the Laminaria-Corallina oil project.

The NWS Venture is planning to drill an infill well on the Wanaea oil field which, if successful, could be online by year-end. The NWS Venture's oil production is also likely to increase with the planned reinstatement of Wanaea-1 and Wanaea-7 in Q4 2005. In addition, Laminaria oil production should receive a small increase when Lamniaria-2 comes back online in Q1 2006.

i) DIRECTORS

The names of the Company's Directors in office during the half-year and until the date of this report are as follows:

Mr CB Goode (Chairman)
Mr D Voelte (Managing Director)
Mr R E S Argyle
Ms J R Broadbent
Mr P Van Rossum
Mr D P T de Wit (resigned February 15, 2005)
Mr A Jamieson (appointed February 16, 2005)
Mr E Fraunschiel
Dr P H Jungels
Dr P J B Rose
Mr T N Warren

j) ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The amounts contained in this report have been rounded off under the option available to the Company as specified in Australian Securities and Investments Commission Class Order 98/0100, unless otherwise indicated.

k) REFERENCES TO WOODSIDE

References to Woodside may be references to Woodside Petroleum Ltd. or its applicable subsidiaries.

l) AUDITOR'S INDEPENDENCE DECLARATION

In relation to our review of the financial report of Woodside Petroleum Ltd. for the half-year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Jeff Dowling
Partner
Perth
17 August 2005

Signed in accordance with a resolution of the directors.

C B Goode AC
Chairman
Perth
17 August 2005

CONDENSED INCOME STATEMENT
For the Half-Year Ended 30 June 2005

		CONSOLIDATED	
	Notes	30 June 2005 $000	30 June 2004 $000
Revenues from oil and gas operations	4(a)	1,231,912	946,253
Cost of sales	4(b)	(394,010)	(337,582)
Petroleum resource rent tax	4(c)	(39,533)	19,529
Gross profit		798,369	628,200
Other income	4(d)	134,760	555,420
Other expenses	4(e)	(176,568)	(145,539)
Share of associates' net profits / (losses)	4(f)	3,350	(3,706)
Profit before tax and finance costs		759,911	1,034,375
Finance costs	4(g)	(19,654)	(18,511)
Profit before income tax		740,257	1,015,864
Income tax expense		(228,023)	(267,385)
Net profit attributable to members of the parent		512,234	748,479
Basic and diluted earnings per share (cents)		76.8	112.3
Dividend per share (cents / share)	6	35.0	27.0

CONDENSED BALANCE SHEET

As at 30 June 2005

	Notes	CONSOLIDATED 30 June 2005 $000	31 December 2004 $000
CURRENT ASSETS			
Cash and cash equivalents		617,068	797,140
Trade and other receivables		289,941	375,783
Inventories		48,905	28,758
Other financial assets		20,530	40,034
Other assets		78,060	61,980
TOTAL CURRENT ASSETS		1,054,504	1,303,695
NON CURRENT ASSETS			
Inventories		11,581	11,489
Investments in associates		5,690	2,340
Other financial assets		435,741	92,654
Exploration and evaluation		427,327	378,822
Oil and gas properties		4,090,197	3,520,407
Other plant and equipment		106,010	110,958
Deferred income tax asset		32,818	25,717
Other assets		264	8,519
TOTAL NON CURRENT ASSETS		5,109,628	4,150,906
TOTAL ASSETS		6,164,132	5,454,601
CURRENT LIABILITIES			
Trade and other payables		357,734	316,050
Interest bearing loans and borrowings		3,397	3,397
Income tax payable		126,376	64,483
Provisions		60,468	52,562
Other liabilities		6,858	45,483
TOTAL CURRENT LIABILITIES		554,833	481,975
NON CURRENT LIABILITIES			
Interest bearing loans and borrowings		1,072,680	1,034,772
Deferred income tax liabilities		820,101	729,716
Provisions		325,894	270,237
Other liabilities		100,400	168,097
TOTAL NON CURRENT LIABILITIES		2,319,075	2,202,822
TOTAL LIABILITIES		2,873,908	2,684,797
NET ASSETS		3,290,224	2,769,804
EQUITY			
Issued capital	5	706,491	706,491
Treasury shares		(148,891)	(130,849)
Other reserves		55,864	(7,178)
Retained earnings		2,676,760	2,201,340
TOTAL EQUITY		3,290,224	2,769,804

Notes to and forming part of the Financial Report for the half-year ended 30 June 2005

1. BASIS OF PREPARATION OF HALF-YEARLY FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual Full Financial Report of Woodside Petroleum Ltd. as at 31 December 2004, which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ('AGAAP').

It is also recommended that the half-year financial report be considered together with any public announcements made by Woodside Petroleum Ltd. and its controlled entities during the half year ended 30 June 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of Compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with AASB 134.

This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended 30 June 2004 and full-year ended 31 December 2004 have been restated accordingly.

A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 2 below.

Reconciliations of:

- AIFRS equity as at 1 January 2004, 30 June 2004 and 31 December 2004; and
- AIFRS profit for the half-year ended 30 June 2004 and full year ended 31 December 2004,

to the balances reported in the 30 June 2004 half-year report and 31 December 2004 full year financial report prepared under AGAAP are detailed in Note 11.

From 1 January 2005, the Group elected to take the exemption under AASB 1 'First-Time Adoption of Australian Equivalents to International Reporting Standards' to apply AASB 139 'Financial Instruments: Recognition and Measurement' from 1 January 2005. Accordingly, comparatives have not been restated. For information on previous accounting polices, refer to the 2004 Full Financial Report prepared under previous AGAAP.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Woodside Petroleum Ltd. and its subsidiaries ('the Group').

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist. All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

(b) Revenue

Revenues from oil and gas operations

Revenues associated with the sale of oil, liquefied natural gas, liquefied petroleum gas and condensate are recognised when title passes to the customer. Revenues in which the group has an interest with other producers are recognised on the basis of the Group's working interest in those properties (entitlement method) and are reported gross of royalties. Amounts sold under long term 'take or pay' contracts are initially recorded as unearned revenue and taken to the income statement when the gas has been drawn by the customer.

Where revenue is earned under a risk service contract, revenue is recognised when the right to receive payment is earned.

Where revenue is earned under a production sharing contract, revenue is recognised when title to the product passes to the customer and is based on the Group's share of sales relating to oil and gas production that are allocated to the Group under the contract.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest revenue

Interest revenue is recognised as interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument).

Dividend revenue

Dividend revenue is recognised when the right to receive payment is established.

Voluntary Change in Accounting Policy

From 1 January 2005, the Group changed its accounting policy in relation to the recognition of revenues from oil and gas operations. The Group now recognises revenues from oil and gas operations under the entitlement method referred to above. Previously, the Group recorded actual sales without adjusting for its working interest. The impact of the change in accounting policy has been retrospectively adjusted for previous reporting periods. Accounting for oil and gas revenues using entitlements methods is common within the oil and gas industry and therefore provides more relevant information. Note 11 quantifies the impact of this adjustment. There is no significant impact on the Group's basic earnings per share.

(c) Exploration and Evaluation

Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. The Group's application of the accounting policy for the cost of exploring and of evaluating discoveries is closely aligned to the US GAAP based 'successful efforts' method.

Exploration licence acquisition costs relating to green-fields oil and gas exploration provinces are expensed as incurred while the costs incurred in relation to established or recognised oil and gas exploration provinces are initially capitalised and then amortised over the term of the licence. Capitalised exploration licence acquisition costs are amortised over the remaining term of the licence.

All exploration and evaluation costs, including general permit activity, geological and geophysical costs and new venture activity costs are expensed as incurred except where:

- the expenditure relates to an exploration discovery that, at balance date, has not been recognised as an area of interest as assessment of the existence or otherwise of economically recoverable reserves is not yet complete; or
- an area of interest is recognised, and it is expected that the expenditure will be recouped through successful exploitation of the area of interest, or alternatively, by its sale.

The costs of drilling exploration wells are initially capitalised pending the results of the well. Costs are expensed where the well does not result in the successful discovery of economically recoverable hydrocarbons and the recognition of an area of interest. Areas of interest are recognised at the field level. Subsequent to the recognition of an area of interest, all further costs relating to that area of interest are capitalised.

Each potential or recognised area of interest is reviewed at least bi-annually to determine whether economic quantities of reserves have been found or whether further exploration and evaluation work is underway or planned to support the continued carry forward of capitalised costs.

Upon approval for the commercial development of an area of interest, accumulated expenditure for the area of interest is transferred to oil and gas properties as Transferred Exploration and Evaluation - Projects in Development.

(d) Oil and Gas Properties

Oil and gas properties include construction, installation or completion of infrastructure facilities such as pipelines and platforms, capitalised borrowing costs, transferred exploration and evaluation costs, and the cost of development wells.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

(e) Other Plant and Equipment

Other plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

An item of other plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year the item is derecognised.

(f) Depreciation and Amortisation

Oil and gas properties and other plant and equipment, other than freehold land, are depreciated to their residual values at rates based on the expected useful lives of the assets concerned. The majority of oil and gas properties are depreciated on the Units of Production (UOP) basis using proved plus probable developed reserves taking into consideration that some of the assets have a life greater than current developed reserves. The remaining assets use the straight line approach. The major categories of assets are depreciated as follows:

Other plant and equipment
- over useful life (straight line)

Oil and gas properties (offshore)
- over the life of proved plus probable developed reserves (UOP)

Oil and gas properties (onshore)
- over the life of proved plus probable developed reserves (straight line)

Capitalised leased assets
- over the lower of, useful life and lease term

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Impairment of Assets

The carrying amounts of all assets are reviewed bi-annually, or when there is indication of an impairment loss, to determine whether they are in excess of their recoverable amount. If the carrying amount of an asset exceeds its recoverable amount, the asset is written down to the lower value. Individual assets are grouped for impairment purposes at the lowest level for which there are separately identifiable cash flows. Generally, this results in the Group evaluating its oil and gas properties on a field-by-field basis.

In assessing the recoverable amount, which is determined to be the greater of fair value less costs to sell and value in use, the estimated future cash flows are discounted to their present value using pre-tax discount rates that reflect current market assessments of the time value of money and the risks specific to the asset.

(h) Derivative Financial Instruments

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the Full Financial Report for the year ended 31 December 2004.

The Group uses derivative financial instruments such as oil, foreign currency and interest rate swaps, options, futures and forward contracts to hedge its risks associated with commodity prices, interest rate and foreign currency fluctuations.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The fair value of derivative financial instruments that are traded on an active market is based on quoted market prices at the balance sheet date. The fair value of financial instruments not traded on an active market is determined using appropriate valuation techniques.

At the inception of the transaction, the Group documents the relationship between hedge instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

For the purposes of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability, or cash flow hedges where they hedge exposure to variability in cash flows that are either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecasted transaction.

Fair Value Hedges

Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised in the income statement immediately.

Amounts accumulated in equity are taken to the income statement in the periods when the hedged item will affect profit and loss, for instance when the forecast sale that is hedged takes place.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity remains in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

Commodity Prices

For derivative financial instruments used to hedge forecast commodity sales which meet the conditions of cash flow hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and is released to the income statement in the periods when the hedged item will affect profit and loss. Any ineffective portion is recognised in the income statement. The fair value is determined with reference to forward exchange market rates at the balance sheet date.

Interest rates

Interest rate swaps utilised to manage interest rate exposure are fair valued by reference to the market value of similar financial instruments with movements reported in the income statement. Movements in the fair value of the hedged risk are also reported in the income statement where fair value hedge accounting criteria is met. These movements in fair value of the hedged item offset the movements in fair value of the effective interest rate swap. Any fair value difference between the hedged risk and the interest rate swap at the date of transition to AIFRS is amortised over the maturity period of the instrument.

Foreign currency

For foreign currency derivatives used to hedge firm commitments which meet the conditions for cash flow hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and is released to the income statement in the periods when the hedged item will affect profit and loss. Any ineffective portion is recognised directly in the income statement. The fair value is determined using forward exchange market rates at the balance sheet date.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Embedded derivatives

Embedded derivatives inherent in the Group's contracts that change the nature of a host contract's risk are separately recorded at fair value with movements reported in the income statement.

(i) Provision for Restoration

The Group records the present value of the estimated cost of legal and constructive obligations (such as those under the Group's Environmental Policy) to restore operating locations in the period in which the obligation is incurred. The nature of restoration activities includes the removal of facilities, abandoning of wells and restoring the affected areas.

Typically, the obligation arises when the asset is installed at the production location. When the liability is initially recorded, the estimated cost is capitalised by increasing the carrying amount of the related Oil and Gas Properties. Over time, the liability is increased for the change in the present value based on discount rates that reflect current market assessments and the risks specific to the liability. The unwinding of the discount is recorded as an accretion charge within finance costs. The carrying amount capitalised in Oil and Gas Properties is depreciated over the useful life of the related asset.

Costs incurred that relate to an existing condition caused by past operations, and do not have a future economic benefit are expensed.

(j) Joint Venture Operations

The Group's interest in unincorporated joint venture operations are accounted for by recognising its proportionate share in assets and liabilities from joint ventures. In addition, expenses incurred by the Group and sale of the Group's entitlement to production are recognised in the Group's financial statements on a pro rata basis to the Group's interest.

Investments in joint venture entities are accounted for using the equity method of accounting. Under the equity method, the cost of the investment is adjusted by the Group's proportionate share of the results of the venture.

(k) Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Assets are considered to be qualifying assets when this period of time is substantial (considered to be greater than 12 months). The Group has chosen to specifically exclude assets with a value of less than $50 million and any exploration and evaluation amounts as qualifying assets. The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Group's outstanding borrowings during the year.

(l) Foreign Currency

The functional currency and presentation currency of Woodside Petroleum Ltd. and the majority of its Australian subsidiaries is Australian dollars. Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at balance sheet date. All differences are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in subsidiaries with a functional currency other than Australian dollars. These are taken directly to the foreign currency translation reserve until the disposal of the net investment, at which time they are recognised in the income statement.

Foreign subsidiaries and some Australian subsidiaries have a functional currency other than Australian dollars (usually US dollars) as a result of the economic environment in which they operate. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Woodside Petroleum Ltd. at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the reporting period or at the exchange rates ruling at the date of the transaction.

The exchange differences arising on the retranslation are taken to the foreign currency translation reserve.

On disposal of a subsidiary with a functional currency other than Australian dollars, the deferred cumulative amount recognised in the foreign currency translation reserve relating to that particular subsidiary is recognised in the income statement.

(m) Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property, or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement over the lease term.

Capitalised leased assets are depreciated over the lower of the estimated useful life of the asset and the lease term.

Operating lease payments are recognised as an expense in the income statement over the lease term.

(n) Earnings per Share

Earnings per share is calculated as net profit attributable to members divided by the weighted average number of ordinary shares. There are no factors that dilute basic earnings per share.

(o) Cash and Cash Equivalents

Cash and short term deposits in the balance sheet comprise cash at bank and short term deposits with an original maturity of three months or less. Cash also includes the Group's share of cash held as operator of joint ventures. For the purposes of the Cash Flow Statement, cash and cash equivalents are reported net of outstanding bank overdrafts.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Trade and Other Receivables

Trade debtors are initially recorded at the amount of contracted sales proceeds. Receivables from related parties are recognised and carried at the nominal amount due.

The Group's share of cash held in non operated joint ventures is classified as a receivable.

(q) Inventories

Work in progress and finished stocks

Work in progress consists of stocks requiring further processing by the Group to convert them to finished stock.

Finished stocks represent hydrocarbon products that are in the form in which they will be sold by the Group. The Group records its share of finished hydrocarbon stocks based on its working interest.

Work in progress and finished stocks are valued at the lower of cost and net realisable value. Cost is derived on an absorption-costing basis and includes direct processing costs and an appropriate portion of fixed and variable overheads. Costs are assigned to finished stock on a weighted average cost of production basis.

Warehouse stores and materials

Warehouse stores and materials represent consumable supplies and maintenance spares expected to be used in production and are valued at weighted average cost. Cost comprises purchase, inspection and transportation costs.

Warehouse stores and materials determined to be obsolete or damaged are written down to net realisable value.

(r) Investments

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the Full Financial Report for the year ended 31 December 2004.

All investments other than investments in associates (see (s) below) are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments, which are classified as held for trading and available-for-sale, are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.

(s) Investments in Associates

The Group's investment in its associates is accounted for under the equity method of accounting in the consolidated financial statements. An associate is an entity in which the Group has significant influence and is neither a subsidiary nor a joint venture.

The financial statements of associates are used by the Group to apply the equity method. The investment in the associate is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated statement of changes in equity.

(t) Debt Establishment Costs

Debt establishment costs are carried forward and amortised over the lives of the financing facilities.

(u) Employee Provisions

Provision is made for employee benefits accumulated as a result of employees rendering services up to the end of the reporting period. These benefits include wages and salaries, annual leave and long service leave. Liabilities expected to be settled within twelve months of the reporting date are measured at the amount expected to be paid. Liabilities expected to be settled after twelve months are measured at the present value of the estimated future cash outflow to be made to the employee.

In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

(v) Share Based Payments

The Group provides benefits to employees of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions'). Currently, the Group operates two schemes being the Woodside Employee Share Plan ('WESP') and the Executive Incentive Plan ('EIP'). The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of equity compensation is recorded as an expense on a straight-line basis over the vesting period of the related plan. The cost of equity-settled transactions is recognised, together with a corresponding increase in treasury shares, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). Fair value is determined by using a binomial or Black Scholes option pricing model.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Remuneration of most employees includes equity based elements which are accounted for as share based payments. The fair value of these elements is recognised over the relevant vesting period. The acquisition of shares as part of these payment structures is recognised as treasury shares until those shares fully vest.

(w) Retirement Benefits

All employees of the Group are entitled to benefits on retirement, disability or death from the Group's superannuation plan. The Group has a defined benefit component and a defined contribution component within the plan. The defined benefit component provides defined lump sum benefits based on years of service and final average salary. The defined contribution component receives fixed contributions from Group companies and the Group's legal or constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured at the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date. Actuarial gains and losses are recognised immediately as income or expense in the income statement.

Contributions to the defined contribution fund are recognised as an expense.

(x) Financial Liabilities

Borrowings are initially recognised at fair value. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Trade and other creditors are recognised when goods and services are received, whether or not billed to the Group.

Dividends payable are recognised when payment is due by the Group.

(y) Income Tax

The income tax expense for the period is the tax payable on the current period's taxable income based on the income tax rate for each jurisdiction. This is adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and by changes to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled. The relevant tax rates are applied to the cumulative temporary differences to measure the deferred tax asset or liability. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

(z) Petroleum Resource Rent Tax

Petroleum Resource Rent Tax (PRRT) is considered to be a tax based on income. Accordingly, PRRT is required to be accounted for on the same basis as described in Note 2 (y) – Income Tax.

(aa) Royalties

Royalties under existing regimes are considered to be a production based tax and are therefore accrued on a monthly basis as determined by that month's entitlement to physical production.

(ab) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(ac) Issued Capital

Ordinary share capital is recorded at value of consideration received. The costs of issuing shares are charged against the share capital. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

3. SEGMENT INFORMATION

Business Segments
The Group has the following reportable segments.

Primary Reporting - Business Segments

	North West Shelf Business Unit		Australia Business Unit		Africa Business Unit		Group and Unallocated		Consolidated	
	2005 $000	2004 $000	2005 $000	2004 $000	2005 $000	2004 $000	2005 $000	2004 $000	2005 $000	2004 $000
Revenue										
Revenue from oil and gas operations	973,749	701,833	223,529	204,031	34,634	40,389	-	-	1,231,912	946,253
Cost of Sales										
Production costs	(54,728)	(56,659)	(29,717)	(18,313)	(3,787)	(4,181)	-	-	(88,232)	(79,153)
Petroleum resource rent tax, royalties and excise	(128,181)	(85,843)	(60,106)	3,064	-	-	-	-	(188,287)	(82,779)
Shipping and marketing	(36,688)	(17,047)	(2,508)	(2,395)	(74)	(70)	-	-	(39,270)	(19,512)
Depreciation and amortisation	(72,651)	(84,871)	(28,128)	(34,454)	(16,975)	(17,523)	-	-	(117,754)	(136,848)
Restoration provision	-	239	-	-	-	-	-	-	-	239
Total cost of sales	(292,248)	(244,181)	(120,459)	(52,098)	(20,836)	(21,774)	-	-	(433,543)	(318,053)
Gross Profit	681,501	457,652	103,070	151,933	13,798	18,615	-	-	798,369	628,200
Other income	112,084	262	457	484,564	351	434	21,868	70,160	134,760	555,420
Other expenses	(3,535)	(14,671)	(30,944)	(1,838)	(32,395)	(25,638)	(109,694)	(103,392)	(176,568)	(145,539)
Share of associates' net profit/(loss)	4,482	-	-	-	-	-	(1,132)	(3,706)	3,350	(3,706)
Profit before tax and finance costs	794,532	443,243	72,583	634,659	(18,246)	(6,589)	(88,958)	(36,938)	759,911	1,034,375
Finance costs	(6,222)	(6,568)	(2,325)	(789)	(40)	35	(11,067)	(11,189)	(19,654)	(18,511)
Segment results	788,310	436,675	70,258	633,870	(18,286)	(6,554)	(100,025)	(48,127)	740,257	1,015,864
Income tax expense									(228,023)	(267,385)
Net profit / (loss)									512,234	748,479

North West Shelf Business Unit
Exploration, evaluation, development, production and sales of LNG, Domgas, Condensate, LPG and Crude Oil from the North West Shelf Ventures.

Australia Business Unit
Exploration, evaluation, development, production and sale of crude oil, in assigned permit areas and from the Laminaria and Legendre, Exeter Mutineer projects.

Africa Business Unit
Evaluation, development and production from the Algerian Ohanet project and the Mauritanian Chinguetti, Tiof and Banda exploration, evaluation and development.

Group and Unallocated
This segment comprises the activities undertaken by all other business units and corporate costs.

4. PROFIT BEFORE INCOME TAX

Profit before income tax is arrived at after taking into account:

	CONSOLIDATED	
	30 June 2005 $000	30 June 2004 $000
(a) Revenues from oil and gas operations		
Liquefied Natural Gas and Domestic Gas	436,663	316,981
Condensate - NWS	294,573	217,654
Condensate - Ohanet	20,781	24,620
Oil – Laminaria	127,560	127,416
Oil – NWS	209,174	145,264
Oil – Legendre	65,453	76,615
Oil – Mutineer Exeter	30,515	-
Liquefied Petroleum Gas - NWS	33,340	21,935
Liquefied Petroleum Gas - Ohanet	13,853	15,768
Total revenues from oil and gas operations	1,231,912	946,253
(b) Cost of sales		
Cost of production		
Production costs	(85,752)	(72,276)
Royalties and excise	(148,754)	(102,308)
Third party gas	(48)	(2,582)
Insurance	(8,039)	(6,372)
Product inventory movement	5,607	2,077
	(236,986)	(181,461)
Shipping and marketing costs		
LNG shipping	(25,900)	(12,748)
Other liquids shipping	(6,490)	(1,253)
Marketing	(6,880)	(5,511)
	(39,270)	(19,512)
Oil and gas property depreciation/amortisation		
Land and buildings	(4,304)	(4,952)
Transferred exploration and evaluation	(5,643)	(12,025)
Plant and equipment	(97,851)	(109,583)
Marine vessels and carriers	(5,637)	(5,431)
Restoration assets	(4,319)	(4,857)
	(117,754)	(136,848)
Provision for restoration of operating locations	-	239
Total cost of sales	(394,010)	(337,582)
(c) Petroleum Resource Rent Tax		
Total petroleum resource rent tax	(39,533)	19,529
Gross profit	798,369	628,200

continued on next page

4. PROFIT BEFORE INCOME TAX (Continued)

	CONSOLIDATED	
	30 June 2005 $000	30 June 2004 $000
(d) Other income		
Interest revenue	12,643	15,542
Dividends	241	267
Management and other fees	11,297	13,280
Exchange fluctuations		
Cash balances	5,724	14,563
Other items (including foreign exchange hedges)	-	75,382
	5,724	89,945
Increment in fair value of embedded derivatives	91,041	-
Realised gains on embedded derivatives	13,814	-
Profit on sale of exploration and evaluation assets	-	436,386
Total other income	134,760	555,420
(e) Other Expenses		
Exploration and evaluation		
Exploration	(73,423)	(87,268)
Amortisation of licence acquisition costs	(3,560)	(12,392)
Evaluation	(27,789)	-
	(104,772)	(99,660)
Corporate and business development	(51,861)	(31,067)
Depreciation recovered through other income	(7,191)	(5,743)
Financial instruments no longer specific hedges	(1,389)	(1,129)
Exchange losses	(7,240)	(3,416)
Defined benefit superannuation fund surplus	-	5,314
Net loss on sale of assets		
Oil and gas properties	-	(9,412)
Exploration and evaluation	(4,115)	-
Other plant and equipment	-	(426)
	(4,115)	(9,838)
Total other expenses	(176,568)	(145,539)
(f) Share of associates' net profit/(loss)	3,350	(3,706)
(g) Finance costs		
Interest expense	(30,365)	(28,051)
Borrowing costs (interest) capitalised	19,757	17,560
Accretion expense	(6,938)	(6,112)
Lease interest	(644)	(778)
Other debt servicing costs	(496)	(596)
Amortisation of debt establishment costs	(968)	(534)
Total finance costs	(19,654)	(18,511)
Profit before income tax	740,257	1,015,864

Notes to and forming part of the Financial Report for the half-year ended 30 June 2005

	CONSOLIDATED	
	30 June 2005 $000	31 December 2004 $000
5. ISSUED CAPITAL		
666,666,667 issued and fully paid ordinary shares	706,491	706,491

	30 June 2005 $000	30 June 2004 $000
6. DIVIDENDS		
(a) Dividends Paid during the half year		
Franked final dividend 32.0 cents (2004: 25.0 cents)	213,333	166,667
(b) Dividends in relation to reported periods not recorded as a liability		
Dividends declared after period end		
Franked interim dividend 35.0 cents (2004: 27.0 cents)	233,333	180,000

7. INDIVIDUALLY SIGNIFICANT ITEMS

Items that affect the Group Balance Sheet and Income Statement because of their nature, size or incidence include:

(a)In March 2004, the Group sold a 40% interest in the WA-271-P exploration permit and associated production licence. The effect on profit was as follows:

Proceeds on sale	-	630,085
Cost of assets sold	-	(193,461)
		436,624
Applicable income tax	-	(62,984)
Net profit after tax reported in the income statement	-	373,640

8. CHANGE IN COMPOSITION OF THE GROUP

Since the last annual reporting date, there have been no significant changes in the composition of the Group.

9. CONTINGENT ASSETS AND LIABILITIES

In April 2005 Hardman Chinguetti Production Pty Ltd ('Hardman') filed a writ in the Supreme Court of Western Australia against Woodside Mauritania Pty Ltd ('WMPL'), WEL Mauritania BV ('WEL M BV') and the other joint venture partners in deepwater blocks 4 and 5 in offshore Mauritania ('Area B') seeking a declaration as to how the joint venture partners should share the recovery of certain costs incurred by WMPL and another pursuant to their farm-in obligations ('Farm-in Costs'), from production in Area B. WMPL and WEL M BV are defending the writ. The amount of the Farm-in Costs in Area B in issue for WMPL and WEL M BV is estimated to be USD17m (before tax, not adjusted for timing of recovery from production and subject to clarification by Hardman of its position).

10. EVENTS OCCURING AFTER BALANCE SHEET DATE

Dividends

On 16 August 2005 Woodside declared an interim dividend of 35.0 cents per share fully franked (2004: 27.0 cents per share fully franked).These dividends will be payable to shareholders registered on 2 September 2005 and will be paid on 23 September 2005.

Notes to and forming part of the Financial Report for the half-year ended 30 June 2005

11. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Introduction

From 1 January 2005, the Group prepares its financial statements in accordance with Australian Equivalents to International Financial Reporting Standards ('AIFRS'). Due to the requirement to publish comparative information for the previous corresponding period, the effective date for transition to AIFRS is 1 January 2004.

To explain how Woodside's reported income statement and balance sheet are affected by this change, information previously published under Australian GAAP ('AGAAP') is restated under AIFRS in the tables below. These restatements include:

- Table A – Summary reconciliation of Total Equity as presented under AGAAP to that under AIFRS;
- Table B - Summary reconciliation of Profit After Tax presented under AGAAP to that under AIFRS;
- Table C - Reconciliation of Total Equity as presented under AGAAP to that under AIFRS as at 1 January 2004 (Transitional Balance Sheet);
- Table D - Reconciliation of Total Equity as presented under AGAAP to that under AIFRS as at 30 June 2004;
- Table E - Reconciliation of Total Equity as presented under AGAAP to that under AIFRS as at 1 January 2005;
- Table F - Reconciliation of Profit after Tax presented under AGAAP to that under AIFRS for the half year ended 30 June 2004; and
- Table G - Reconciliation of Profit After Tax presented under AGAAP to that under AIFRS for the year ended 31 December 2004.

Transitional Arrangements

The rules for first time adoption of AIFRS are set out in AASB 1 "First-Time Adoption of Australian Equivalents to International Reporting Standards". In general, a company is required to determine its AIFRS accounting policies and apply these retrospectively to determine its opening balance sheet at 1 January 2004 (Transitional Balance Sheet), under AIFRS. The standard allows a number of exceptions to this general principle to assist companies as they transition to reporting under AIFRS. Where Woodside has taken advantage of these exemptions they are noted below.

Summary of Impact of AIFRS

At 1 January 2005 the impact on total equity is an overall reduction of $189.2 million. There is no impact on the underlying cash flows of the Group and no impact on the Group's loan covenants.

Where AIFRS adjustments have a significant or material impact on equity, a description is included in Note 11 (a)–(l).

11. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Table A – Summary reconciliation of Total Equity as presented under AGAAP to that under AIFRS;

		CONSOLIDATED		
	Explanatory Transition Notes	1 January 2004 $000	30 June 2004 $000	1 January 2005 $000
Total equity under AGAAP		2,433,531	2,991,497	3,170,495
Change in accounting policy*		32,279	6,601	40,322
AIFRS adjustments to equity				
Petroleum resource rent tax (PRRT)	(a)	(246,649)	(202,881)	(195,737)
Employee share plan	(b)	(138,986)	(148,534)	(136,930)
Leases	(c)	5,824	4,954	4,084
Functional and presentational currency	(d)	(109,631)	(66,827)	(110,311)
Borrowing costs	(e)	(67,158)	(48,016)	(28,028)
Provision for restoration	(f)	11,724	10,960	15,745
Investments	(g)	-	-	51,408
Defined benefit superannuation fund	(h)	7,849	13,898	23,419
Embedded derivatives	(i)	-	-	159,521
Financial instruments	(j)	-	-	29,542
Hedge of net investments	(k)	-	-	60,790
Other adjustments		4,274	1,420	(6,547)
Income tax	(l)	38,639	24,409	(96,482)
Total equity under AIFRS		1,971,696	2,587,481	2,981,291

* The change in accounting policy relates to the Group's change to the 'entitlement' method of accounting for oil and gas revenues. Refer to note 2(b) for details.

11. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Table B - Summary reconciliation of Profit After Tax presented under AGAAP to that under AIFRS;

		CONSOLIDATED	
	Explanatory Transition Notes	6 months ended 30 June 2004 $000	Year ended 31 December 2004 $000
Total profit after tax under AGAAP		724,633	1,083,631
Change in accounting policy*		(25,679)	8,043
AIFRS adjustments to profit after tax			
Petroleum resource rent tax (PRRT)	(a)	43,768	50,912
Employee share plan	(b)	(1,905)	(4,602)
Leases	(c)	(870)	(1,740)
Functional and presentational currency	(d)	1,188	6,498
Borrowing costs	(e)	19,142	39,130
Provision for restoration	(f)	(764)	4,020
Defined benefit superannuation fund	(h)	6,049	15,570
Other adjustments		2,854	(10,821)
Income tax	(l)	(19,937)	(45,348)
Total profit after tax under AIFRS		748,479	1,145,293

* The change in accounting policy relates to the Group's change to the 'entitlement' method of accounting for oil and gas revenues. Refer to note 2(b) for details.

11. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Table C - Reconciliation of Total Equity as presented under AGAAP to that under AIFRS as at 1 January 2004 (Transitional Balance Sheet)

	Explanatory Transition Notes	AGAAP 31 December 2003 $000	Change in accounting policy & reclassifications $000	Effect of transition to AIFRS $000	AIFRS 1 January 2004 $000
CURRENT ASSETS					
Cash and cash equivalents		177,601	(55,121)[2]	211	122,691
Trade and other receivables	(a)	260,878	92,943[1,2]	(15,011)	338,810
Inventories		14,007	(5,543)[1]	1,520	9,984
Other financial assets		73,123	-	(2,290)	70,833
Other assets	(a),(h)	11,342	-	21,999	33,341
TOTAL CURRENT ASSETS		536,951	32,279	6,429	575,659
NON CURRENT ASSETS					
Other receivables	(b)	307,252	-	(128,537)	178,715
Inventories		18,264	-	(466)	17,798
Investments in associates		9,096	-	953	10,049
Other financial assets		106,034	-	(21,052)	84,982
Exploration and evaluation	(d)	653,518	-	(24,932)	628,586
Oil and gas properties	(c),(d),(e),(f)	2,985,154	-	(2,941)	2,982,213
Other plant and equipment		137,910	-	3,284	141,194
Deferred tax assets		649	-	-	649
Other assets	(b)	27,471	-	(17,604)	9,867
TOTAL NON CURRENT ASSETS		4,245,348	-	(191,295)	4,054,053
TOTAL ASSETS		4,782,299	32,279	(184,866)	4,629,712
CURRENT LIABILITIES					
Trade and other payables	(a)	335,783	-	(18,635)	317,148
Interest bearing loans and borrowings	(c)	-	-	3,397	3,397
Income tax payable	(a)	100,992	-	16,349	117,341
Provisions		55,064	-	-	55,064
Other liabilities		86,747	-	(140)	86,607
TOTAL CURRENT LIABILITIES		578,586	-	971	579,557
NON CURRENT LIABILITIES					
Interest bearing loans and borrowings	(c)	1,068,376	-	9,326	1,077,702
Deferred tax liabilities	(a) - (l)	455,090	-	208,235	663,325
Provisions	(f)	156,552	-	94,505	251,057
Other liabilities		90,164	-	(3,789)	86,375
TOTAL NON CURRENT LIABILITIES		1,770,182	-	308,277	2,078,459
TOTAL LIABILITIES		2,348,768	-	309,248	2,658,016
NET ASSETS		2,433,531	32,279	(494,114)	1,971,696
EQUITY					
Issued capital		706,491	-	-	706,491
Treasury shares	(b)	-	-	(137,507)	(137,507)
Other reserves	(d)	-	-	-	-
Retained profits		1,727,040	32,279[1]	(356,607)	1,402,712
TOTAL EQUITY		2,433,531	32,279	(494,114)	1,971,696

(1)The change in accounting policy relates to the Group's change to the 'entitlement' method of accounting for oil and gas revenues. Refer to note 2(b) for details.

(2) Relates to a reclassification of balances between cash and other receivables (refer note 2(o)).

11. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Table D - Reconciliation of Total Equity as presented under AGAAP to that under AIFRS as at 30 June 2004

	Explanatory Transition Notes	AGAAP 30 June 2004 $000	Change in accounting policy & reclassifications $000	Effect of transition to AIFRS $000	AIFRS 30 June 2004 $000
CURRENT ASSETS					
Cash and cash equivalents		761,442	49,604 [2]	(39)	811,007
Trade and other receivables	(a)	559,415	(27,406) [1,2]	(47,754)	484,255
Inventories		20,014	(1,751) [1]	1,977	20,240
Other financial assets		50,035	-	(4,252)	45,783
Other assets	(a),(h)	19,530	-	65,662	85,192
TOTAL CURRENT ASSETS		1,410,436	20,447	15,594	1,446,477
NON CURRENT ASSETS					
Other receivables	(b)	138,769	-	(138,769)	-
Inventories		11,756	-	272	12,028
Investments in associates		2,309	-	721	3,030
Other financial assets		120,550	-	(22,914)	97,636
Exploration and evaluation	(d)	346,584	-	(71)	346,513
Oil and gas properties	(c),(d),(e),(f)	3,277,965	-	(568)	3,277,397
Other plant and equipment		119,008	-	-	119,008
Deferred tax assets		179	-	-	179
Other assets	(b)	95,704	-	(16,344)	79,360
TOTAL NON CURRENT ASSETS		4,112,824	-	(177,673)	3,935,151
TOTAL ASSETS		5,523,260	20,447	(162,079)	5,381,628
CURRENT LIABILITIES					
Trade and other payables	(a)	297,664	13,846 [1]	(29,192)	282,318
Interest bearing loans and borrowings	(c)	-	-	3,397	3,397
Income tax payable	(a)	128,518	-	27,534	156,052
Provisions		56,714	-	260	56,974
Other liabilities		134,320	-	(1,793)	132,527
TOTAL CURRENT LIABILITIES		617,216	13,846	206	631,268
NON CURRENT LIABILITIES					
Interest bearing loans and borrowings	(c)	1,158,748	-	8,191	1,166,939
Deferred tax liabilities	(a) - (l)	492,512	-	178,643	671,155
Provisions	(f)	164,380	-	65,586	229,966
Other liabilities		98,907	-	(4,088)	94,819
TOTAL NON CURRENT LIABILITIES		1,914,547	-	248,332	2,162,879
TOTAL LIABILITIES		2,531,763	13,846	248,538	2,794,147
NET ASSETS		2,991,497	6,601	(410,617)	2,587,481
EQUITY					
Issued capital		706,491	-	-	706,491
Treasury shares	(b)	-	-	(145,150)	(145,150)
Other reserves	(d)	-	-	41,616	41,616
Retained profits		2,285,006	6,601 [1]	(307,083)	1,984,524
TOTAL EQUITY		2,991,497	6,601	(410,617)	2,587,481

(1) The change in accounting policy relates to the Group's change to the 'entitlement' method of accounting for oil and gas revenues. Refer to note 2(b) for details.

(2) Relates to a reclassification of balances between cash and other receivables (refer note 2(o)).

Notes to and forming part of the Financial Report for the half-year ended 30 June 2005

11. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Table E - Reconciliation of Total Equity as presented under AGAAP to that under AIFRS as at 1 January 2005

	Explanatory Transition Notes	AGAAP 31 December 2004 $000	Change in accounting policy & reclassifications $000	Effect of transition to AIFRS $000	AIFRS 31 December 2004 $000	Effect of transition to AIFRS 1 January 2005 'step change'[3] $000	AIFRS 1 January 2005 $000
CURRENT ASSETS							
Cash and cash equivalents		732,163	66,779[2]	(1,802)	797,140	-	797,140
Trade and other receivables	(a)	420,074	(19,849)[1,2]	(24,442)	375,783	-	375,783
Inventories		31,071	(3,217)[1]	904	28,758	-	28,758
Other financial assets	(j)	43,428	-	(3,394)	40,034	(1,665)	38,369
Other assets	(a),(h)	16,322	-	45,658	61,980	(525)	61,455
TOTAL CURRENT ASSETS		1,243,058	43,713	16,924	1,303,695	(2,190)	1,301,505
NON CURRENT ASSETS							
Other receivables	(b)	127,814	-	(127,814)	-	-	-
Inventories		11,489	-	-	11,489	-	11,489
Investments in associates		1,619	-	721	2,340	-	2,340
Other financial assets	(g),(i)	120,311	-	(27,657)	92,654	210,929	303,583
Exploration and evaluation	(d)	389,266	-	(10,444)	378,822	-	378,822
Oil and gas properties	(c),(d),(e),(f)	3,517,400	-	3,007	3,520,407	-	3,520,407
Other plant and equipment		109,180	-	1,778	110,958	-	110,958
Deferred tax assets		25,717	-	-	25,717	60	25,777
Other assets	(b)	23,681	-	(15,162)	8,519	-	8,519
TOTAL NON CURRENT ASSETS		4,326,477	-	(175,571)	4,150,906	210,989	4,361,895
TOTAL ASSETS		5,569,535	43,713	(158,647)	5,454,601	208,799	5,663,400
CURRENT LIABILITIES							
Trade and other payables	(a)	328,772	3,391	(16,113)	316,050	-	316,050
Interest bearing loans and borrowings	(c)	-	-	3,397	3,397	-	3,397
Income tax payable	(a)	51,024	-	13,459	64,483	-	64,483
Provisions		52,679	-	(117)	52,562	-	52,562
Other liabilities	(j)	46,294	-	(811)	45,483	(36,945)	8,538
TOTAL CURRENT LIABILITIES		478,769	3,391	(185)	481,975	(36,945)	445,030
NON CURRENT LIABILITIES							
Interest bearing loans and borrowings	(c),(j)	1,027,749	-	7,023	1,034,772	21,937	1,056,709
Deferred tax liabilities	(a) - (l)	527,047	-	202,669	729,716	89,835	819,551
Provisions	(f)	189,119	-	81,118	270,237	-	270,237
Other liabilities	(k)	176,356	-	(8,259)	168,097	(77,515)	90,582
TOTAL NON CURRENT LIABILITIES		1,920,271	-	282,551	2,202,822	34,257	2,237,079
TOTAL LIABILITIES		2,399,040	3,391	282,366	2,684,797	(2,688)	2,682,109
NET ASSETS		3,170,495	40,322	(441,013)	2,769,804	211,487	2,981,291
EQUITY							
Issued capital		706,491	-	-	706,491	-	706,491
Treasury shares	(b)	-	-	(130,849)	(130,849)	-	(130,849)
Other reserves	(d),(g),(k)	-	-	(7,178)	(7,178)	34,968	27,790
Retained profits		2,464,004	40,322[1]	(302,986)	2,201,340	176,519	2,377,859
TOTAL EQUITY		3,170,495	40,322	(441,013)	2,769,804	211,487	2,981,291

(1) The change in accounting policy relates to the Group's change to the 'entitlement' method of accounting for oil and gas revenues. Refer to note 2(b) for details.

(2) Relates to a reclassification of balances between cash and other receivables Refer note 2(o).

(3) Relates to first time adoption of AASB 139 'Financial Instruments: Recognition and Measurement' from 1 January 2005.

Notes to and forming part of the Financial Report for the half-year ended 30 June 2005

investments classified as available for sale are reported in shareholders' equity. The Group's investments are classified as available for sale reflecting the intention to hold these investments rather than trade in them. Movements in fair value are dependent upon movements in the share price of investments. The impact as at 1 January 2005 was to increase other financial assets and investment revaluation reserve for the difference between the fair value of investments and historical cost.

(h) Defined Benefit Superannuation Fund

The Group is the sponsor of a superannuation plan with a defined benefit fund and a defined contribution fund. Under previous AGAAP, cumulative actuarial gains and losses on the defined benefit section were not recognised on the balance sheet. At the date of transition, an asset is recognised in the provision for employee benefits and is measured as the difference between the present value of the employees' accrued benefits at that date and the net market value of the superannuation fund's assets at that date. The impact at the end of each transitional period was to increase other assets for the surplus superannuation fund assets and to record the related gain in the income statement.

(i) Embedded Derivatives

The Group has taken the exemption available under AASB 1 to apply AASB 139 'Financial Instruments: Recognition and Measurement' from 1 January 2005. AASB 139 requires the identification, recognition and measurement of derivatives embedded within contracts entered into by a company. Embedded derivatives that introduce risks and characteristics not closely related to the risks and characteristics of the Group's contracts are separately recorded at fair value with movements reported in the income statement. In reviewing existing contracts to determine the extent of any embedded derivatives, two gas sales contracts have been identified as containing embedded derivatives. The fair valuation of these contracts will reflect the long-remaining term of these contracts and the estimated future changes in benchmark commodity prices and the AUD/USD exchange rate. As a consequence there will be volatility in future reported earnings. The impact as at 1 January 2005 was to increase other financial assets by the fair value of the embedded derivatives and to increase retained earnings.

(j) Financial Instruments

The Group has taken the exemption available under AASB 1 to apply AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' from 1 January 2005. The standards require all financial instruments to be initially recognised at fair value. Subsequently, certain financial instruments, including derivatives, must be remeasured at fair value with movements in the fair value of derivatives taken to the income statement. Where cash flow hedge accounting requirements are met, the effective portion of the hedge is taken to equity. Gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs. Where hedges are ineffective for accounting purposes, reported results may be more volatile. The impact as at 1 January 2005 reflects the released profit of the mark-to-market position of hedges identified as being ineffective.

(k) Hedge of Net Investments

Under AIFRS, US dollar borrowings have been assessed as not meeting the requirements for hedge accounting of revenue, due to changed designation and effectiveness requirements. Under previous AGAAP, US dollar borrowings had been designated as a hedge of US dollar sales revenues. Therefore, as at 1 January, 2005 the amount deferred as an exchange gain or loss on the US dollar debt has been taken to retained earnings. Subsequent to 1 January, 2005, US dollar borrowings have been designated as hedges of net investments in the Group's subsidiaries with a US dollar functional currency. Exchange differences that arise on the borrowings designated as a hedge are recorded through the foreign currency translation reserve. The exchange differences arising from US dollar borrowings not designated as a hedge have been recorded in the income statement. Financial impacts are dependent upon movements in the Australian to US dollar exchange rate, and the level of US dollar exposure.

(l) Income Tax

Under previous AGAAP, income tax expense was calculated by reference to the accounting profit after allowing for permanent differences. Under AIFRS, any difference between the carrying value of an asset or liability and its tax base is recognised as a temporary difference. Prior to transition to AIFRS, permanent differences were not included in calculating deferred tax balances.

Directors' Declaration

In accordance with a resolution of the directors of Woodside Petroleum Ltd., I state that:

In the opinion of the directors:

a) the financial statements and notes of the consolidated entity for and as at the half-year ended 30 June 2005 are in accordance in accordance with the Corporations Act 2001 ("Corporations Act") including:

   i. section 304 (compliance with accounting standards) of the Corporations Act; and

   ii. section 305 (true and fair) of the Corporations Act; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Charles Goode AC.
Chairman

Don Voelte
Chief Executive Officer

Perth, 17 August 2005

INDEPENDENT REVIEW REPORT TO MEMBERS OF WOODSIDE PETROLEUM LTD.

Scope

The financial report and directors' responsibility

The financial report comprises the condensed balance sheet, condensed income statement, condensed statement of changes in equity and condensed statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Woodside Petroleum Ltd. (the company) and the consolidated entity, for the half-year ended 30 June 2005.

The consolidated entity comprises both the company and the entities it controlled during the half-year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Woodside Petroleum Ltd. and the entities it controlled during the half-year is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 30 June 2005 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Jeff Dowling
Partner
Ernst & Young

Perth 17 August 2005

Registered Office

Woodside Petroleum Ltd.
240 St. George's Terrace
PERTH WA 6000
Ph: +61 8 9348 4000
Fax: +61 8 9348 4142
Requests for information on the Company can be directed to the Company Secretary.
Woodside Website: http:\\www.woodside.com.au

Share Registry

It is important that shareholders notify the Share Registry immediately in writing, if there is any change in their registered address:

The Share Registry is Computershare Investor Services Pty Limited, located at:

Level, 2 Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000
Telephone: 1300 557 010
Facsimile: +61 8 9323 2033
Email: perth.services@computershare.com.au
Website: www.computershare.com